Exhibit 99.1
25 May 2022

National Grid plc
Completion of sale of The Narragansett Electric Company

National Grid plc is pleased to announce that it has today completed the sale of The Narragansett Electric Company to PPL Rhode Island Holdings, LLC.

Enquiries:

National Grid

Investors and Analysts

Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952
Jonathan Clay	+44 (0) 7899 928 247

Media

Danielle Dominey-Kent	+44 (0) 7977 054 575